Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271951

Prospectus Supplement No. 5 to Prospectus dated November 13, 2023

Signing Day Sports, Inc.
Representative’s Warrants to purchase up to 96,600 shares of common stock and up to 96,600 shares of common stock issuable upon exercise of Representative’s Warrants

This Prospectus Supplement No. 5 (“Prospectus Supplement No. 5”) relates to the Prospectus of Signing Day Sports, Inc. (“we,” “us,” or “our”), dated November 13, 2023 (the “Prospectus”), filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2023 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, relating to Amendment No. 7 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on October 24, 2023 (File No. 333-271951). Capitalized terms used in this Prospectus Supplement No. 5 and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement No. 5 is being filed to include the information set forth in our Current Report on Form 8-K filed with the SEC on January 8, 2024.

This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 filed with the SEC on November 30, 2023, Prospectus Supplement No. 2 filed with the SEC on December 8, 2023, Prospectus Supplement No. 3 filed with the SEC on December 15, 2023, and Prospectus Supplement No. 4 filed with the SEC on January 2, 2024 (the “Prior Supplements”) and is qualified by reference to the Prospectus and the Prior Supplements, except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus and the Prior Supplements, and may not be delivered without the Prospectus and the Prior Supplements.

Our shares of common stock are traded under the symbol “SGN” on NYSE American LLC (“NYSE American”). On January 5, 2024, the closing price of our shares of common stock on NYSE American was $0.96.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws, and, as such, we have elected to comply with certain reduced public company reporting requirements for the Prospectus and other filings.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 15 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is January 8, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2024

SIGNING DAY SPORTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-41863	87-2792157
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8355 East Hartford Rd., Suite 100, Scottsdale, AZ	85255
(Address of principal executive offices)	(Zip Code)

(480) 220-6814
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	SGN	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On January 5, 2024 (the “Closing Date”), Signing Day Sports, Inc., a Delaware corporation (the “Company”), entered into a Common Stock Purchase Agreement, dated as of January 5, 2024 (the “Purchase Agreement”), with Tumim Stone Capital LLC (“Tumim”), providing for a committed equity financing facility (a “CEFF”), pursuant to which, upon the terms and subject to the satisfaction of the conditions contained in the Purchase Agreement, Tumim has committed to purchase, at the Company’s direction in its sole discretion, up to an aggregate of $25,000,000 of the Company’s common stock, $0.0001 par value per share (“common stock”), subject to certain limitations set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Concurrently with the execution of the Purchase Agreement, the Company and Tumim also entered into a Registration Rights Agreement, dated as of January 5, 2024 (the “Registration Rights Agreement”), pursuant to which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) one or more registration statements (collectively, the “CEFF Registration Statement”), to register under the Securities Act of 1933, as amended (the “Securities Act”), the offer and resale by Tumim of all of the shares of common stock that may be issued and sold by the Company to Tumim from time to time under the Purchase Agreement.

Sales of common stock by the Company to Tumim under the Purchase Agreement, if any, may occur, from time to time at the Company’s sole discretion, over a period commencing upon the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the Purchase Agreement (the “Commencement,” and the date on which the Commencement occurs, the “Commencement Date”), including that the initial CEFF Registration Statement the Company is required to file with the SEC pursuant to the Registration Rights Agreement is declared effective by the SEC, and ending on the first day of the month next following the 24-month anniversary of the Closing Date, unless the Purchase Agreement is terminated earlier under its terms.

From and after the Commencement Date, the Company will have the right, but not the obligation, from time to time at the Company’s sole discretion, to direct Tumim to purchase amounts of common stock that are specified by the Company to Tumim in writing, subject to certain maximum amounts calculated pursuant to the Purchase Agreement (each such purchase, a “VWAP Purchase”). The purchase price per share to be paid by Tumim for shares of common stock that the Company may elect to sell to Tumim will be equal to 95% of the lowest daily volume-weighted average price (the “VWAP”) of the common stock during the three consecutive trading days immediately following the date that the purchase notice with respect to the particular VWAP Purchase (each, a “VWAP Purchase Notice”) is timely delivered from the Company to Tumim, provided that (i) the Company may not deliver more than one VWAP Purchase Notice to Tumim on any single trading day, (ii) at least three trading days have elapsed since the trading day on which the most recent VWAP Purchase Notice was delivered by the Company to Tumim, (iii) the closing sale price of the common stock on such date is not lower than $0.15, as adjusted for stock splits and similar transactions, and (iv) all shares of common stock subject to all prior VWAP Purchases by Tumim under the Purchase Agreement have been received by Tumim electronically as set forth in the Purchase Agreement. The maximum number of shares of common stock that may be required to be purchased pursuant to a VWAP Purchase Notice will be equal to the lowest of: (i) 100% of the average daily trading volume in the common stock for the five consecutive trading day period ending on (and including) the trading day immediately preceding the applicable day Tumim receives a VWAP Purchase Notice; (ii) the product obtained by multiplying (A) the daily trading volume in the common stock on the applicable day Tumim receives a VWAP Purchase Notice and (B) 0.30; and (iii) the quotient obtained by dividing (A) $2,000,000 by (B) the VWAP of the common stock on the trading day immediately preceding the applicable day Tumim receives a VWAP Purchase Notice. There are no upper limits on the price per share that Tumim must pay for shares of common stock the Company directs Tumim to purchase in a VWAP Purchase under the Purchase Agreement. The purchase price per share of common stock that the Company directs Tumim to purchase in a VWAP Purchase under the Purchase Agreement will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the period used to determine the purchase price to be paid by Tumim for such shares in such VWAP Purchase.

Tumim has no right to require the Company to sell any shares of common stock to Tumim, but Tumim is obligated to make purchases of common stock as directed by the Company, subject to the satisfaction of conditions set forth in the Purchase Agreement at Commencement and thereafter at each time that the Company may direct Tumim to purchase shares of common stock under the Purchase Agreement. Actual sales of common stock by the Company to Tumim under the Purchase Agreement, if any, will depend on a variety of factors to be determined by the Company in its sole discretion from time to time, including, among others, market conditions, the trading price of the common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The Company may not issue or sell any shares of its common stock to Tumim under the Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by Tumim and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in Tumim beneficially owning more than 4.99% of the outstanding shares of the common stock (the “Beneficial Ownership Limit”).

Under the applicable rules of the NYSE American LLC (the “NYSE American”), in no event may the Company issue to Tumim under the Purchase Agreement more than 2,648,385 shares of common stock, which number of shares represents 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless the Company obtains stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable NYSE American listing rules (the “Stockholder Approval”). The Exchange Cap will not be applicable to limit the number of shares of common stock that the Company may sell to Tumim in any VWAP Purchase that the Company effects pursuant to the Purchase Agreement (if any), to the extent the purchase price per share paid by Tumim for the shares of common stock in such VWAP Purchase is equal to or greater than the greater of book or market value of the common stock (calculated in accordance with the applicable listing rules of the NYSE American) at the time the Company delivers the VWAP Purchase Notice for such VWAP Purchase to Tumim, adjusted as required by the NYSE American to take into account the Company’s payment of the Commitment Fee (as defined below) to Tumim and the amount paid as reimbursement for the legal fees and disbursements of Tumim’s counsel in connection with the CEFF, each as described in more detail below, and otherwise as may be necessary to ensure compliance with the applicable rules of the NYSE American. In any event, the Purchase Agreement specifically provides that the Company may not issue or sell any shares of common stock under the Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of NYSE American.

Pursuant to the Purchase Agreement, the Company is obligated to convene a special meeting of its stockholders at the earliest reasonably practical date, but in no event later than 120 days after the date of the Purchase Agreement for the purpose of obtaining the Stockholder Approval, and to use its reasonable best efforts to obtain the Stockholder Approval at such stockholder meeting. Accordingly, as set forth in the definitive proxy materials the Company has filed with the SEC on December 29, 2023 and on January 2, 2024, the Company has scheduled a special stockholders’ meeting to be held on February 27, 2024 (the “Special Stockholders’ Meeting”) for the purpose of, among other things, obtaining the Stockholder Approval. If the Company does not obtain the Stockholder Approval at the Special Stockholders’ Meeting on February 27, 2024, the Purchase Agreement requires the Company to convene another stockholders’ meeting at least every three months after February 27, 2024 for the purpose of obtaining the Stockholder Approval, until the earlier of (i) the date on which the Stockholder Approval is finally obtained and (ii) the termination of the Purchase Agreement.

The net proceeds from sales, if any, under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its common stock to Tumim. The Company expects that any proceeds received by the Company from such sales to Tumim will be used for working capital and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on the Company entering into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement). Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the common stock after the date of issuance, or the Company effecting or entering into an agreement to effect an “equity line of credit,” an “at the market offering” or other similar continuous offering with a third party, in which the Company may offer, issue or sell common stock or any securities exercisable, exchangeable or convertible into common stock at future determined prices. Such restrictions shall remain in effect for a period commencing on the Closing Date and ending on the earlier of (i) the first day of the month next following the 24-month anniversary of the Closing Date and (ii) the six-month anniversary of the effective date of the termination of the Purchase Agreement pursuant to its terms. During the term of the Purchase Agreement, Tumim covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of the common stock or hedging transaction which establishes a net short position with respect to the common stock.

As consideration for Tumim’s commitment to purchase shares of common stock upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, on the date of the initial filing with the SEC of the CEFF Registration Statement, the Company will issue to Tumim a number of shares of common stock valued at $500,000 in the aggregate, subject to the Beneficial Ownership Limit (the “Commitment Shares”). The per share value of the Commitment Shares will be calculated by dividing (i) $500,000 (the “Commitment Fee”), by (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the CEFF Registration Statement. If any shares that would otherwise be issued as Commitment Shares may not be issued due to the Beneficial Ownership Limit, the Company will be required to pay to Tumim in cash the amount equal to the product of (i) the number of shares that may not be issued as Commitment Shares due to the Beneficial Ownership Limit and (ii) the average of the daily VWAPs during the five consecutive trading day period ending on (and including) the trading day immediately prior to the date of the initial filing of the CEFF Registration Statement. In the event that the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the Purchase Agreement does not occur by February 15, 2024, the Company will be required to pay Tumim $500,000 less any amount of the Commitment Fee previously paid in cash upon the return and cancellation of the Commitment Shares. In addition, as required under the Purchase Agreement, the Company has reimbursed Tumim for the reasonable legal fees and disbursements of Tumim’s legal counsel in the amount of $75,000.

The Purchase Agreement will automatically terminate upon the earliest of (i) the first day of the month next following the 24-month anniversary of the Closing Date, (ii) Tumim’s purchase of shares of common stock having an aggregate purchase price equal to $25,000,000 under the Purchase Agreement, or (iii) the occurrence of certain other events set forth in the Purchase Agreement. The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to Tumim, subject to certain conditions and the survival of certain provisions of the Purchase Agreement and the Registration Rights Agreement. Tumim may terminate the Purchase Agreement upon five trading days’ prior written notice after the occurrence of certain events, including if the Commencement shall not have occurred on or prior to February 15, 2024, upon the occurrence of a Material Adverse Effect (as defined in the Purchase Agreement) or upon the occurrence of certain other events. Neither the Company nor Tumim may assign or transfer their respective rights and obligations under the Purchase Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by the Company or Tumim.

In the event that the initial satisfaction of all conditions to Tumim’s purchase obligations set forth in the Purchase Agreement does not occur by February 15, 2024, and Tumim terminates the Purchase Agreement as a result, the Company will be required to issue to Tumim warrants to purchase 750,000 shares as a break-up fee (the “Penny Warrants”). The Penny Warrants will have an exercise price of $0.01 per share, subject to full-ratchet price protection with a floor price equal to the par value of the Company’s common stock, and customary antidilution protection. The Penny Warrants will have a term of five years. In addition, the Company will be required to file a registration statement on Form S-1 covering the resale by Tumim of all of the shares of common stock that may be issued upon exercise of the Penny Warrants, which must be declared effective by the SEC by the earlier of the 45th calendar day after the date that such registration statement is filed if subject to review by the SEC, and the 5th calendar day after the date that such registration statement is filed if the Company is notified that it will not be reviewed by the SEC. The Company will be required to maintain the effectiveness of the registration statement until the later of the date that the Penny Warrants are terminated and all shares that were purchased by exercise of the Penny Warrants are sold.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Under the Company’s engagement letter agreement with Boustead Securities, LLC, a registered broker-dealer (“Boustead”), Boustead is acting as the placement agent in connection with the transactions contemplated by the Purchase Agreement, for which the Company will pay to Boustead cash in the amount of 8.0% of the amount actually paid by Tumim to the Company pursuant to the Purchase Agreement; shares of common stock in an amount equal to 7.0% of the Commitment Shares; and cash equal to 7.0% of any amount of cash paid as part of the Commitment Fee unless Boustead permits such payment to be made in the form of shares of common stock. Under the Company’s engagement letter agreement with Boustead, the Company will also issue to Boustead warrants to purchase a number of shares equal to 7.0% of the shares of common stock issued to Tumim pursuant to purchases under the Purchase Agreement, with an exercise price equal to the applicable purchase price per share, and, in the event that the Penny Warrants are required to be issued pursuant to the Purchase Agreement, warrants to purchase 52,500 shares of common stock, with the same exercise price terms as the Penny Warrants. The warrants that will be issued to Boustead will be exercisable for a period of five years from the date of issuance and contain cashless exercise provisions. Boustead also has certain registration rights with respect to these warrants, which Boustead has waived with respect to the CEFF Registration Statement. Boustead and its affiliates are not in any manner related to Tumim or any of Tumim’s affiliates. Boustead’s compensation under its engagement letter agreement in connection with the Purchase Agreement is subject to reduction or adjustment to the extent that such compensation is determined to be in excess of or otherwise noncompliant with applicable rules of the Financial Industry Regulatory Authority, Inc.

The Purchase Agreement and the Registration Rights Agreement are filed as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 8-K, respectively, and the description above of the material terms of the Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to such exhibits.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

The securities that may be issued by the Company to Tumim under the Purchase Agreement are being offered and sold by the Company to Tumim in a transaction that is exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D thereunder. In the Purchase Agreement, Tumim represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). Accordingly, the offer and sale by the Company of the securities that may be issued and sold to Tumim under the Purchase Agreement have not and will not be registered under the Securities Act or any applicable state securities or “Blue Sky” laws and, therefore, such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities or “Blue Sky” laws.

The securities that may be issued by the Company to Boustead under the Company’s engagement letter agreement with Boustead are being offered and sold by the Company to Boustead in a transaction that is exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D thereunder. Accordingly, the offer and sale by the Company of the securities that may be issued and sold to Boustead under its engagement letter agreement have not and will not be registered under the Securities Act or any applicable state securities or “Blue Sky” laws and, therefore, such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities or “Blue Sky” laws.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 7.01 Regulation FD Disclosure.

On January 5, 2024, the Company issued a press release announcing that the Company entered into the Purchase Agreement and the Registration Rights Agreement with Tumim. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished pursuant to this Item 7.01 (including Exhibit 99.1 hereto), shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Common Stock Purchase Agreement, dated as of January 5, 2024, between Signing Day Sports, Inc. and Tumim Stone Capital LLC
10.2	Registration Rights Agreement, dated as of January 5, 2024, between Signing Day Sports, Inc. and Tumim Stone Capital LLC
99.1	Press Release dated January 5, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 8, 2024	SIGNING DAY SPORTS, INC.

/s/ Daniel D. Nelson
	Name:	Daniel D. Nelson
	Title:	Chief Executive Officer

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